Filed by Liberty Media International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporations: UnitedGlobalCom, Inc.
Commission File No.: 000-49658
Liberty Media International, Inc.
Commission File No.: 000-50671

January 2005

Forward Looking Statements During this presentation, we may make certain forward looking statements about business strategies, market potential, future financial performance, new service and product launches and other matters. These statements involve many risks and uncertainties that could cause actual results to differ materially from such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues, and continued access to capital on terms acceptable to Liberty Media International, Inc. (LMI). Please refer to the publicly filed documents of LMI, including the most recent Form 10-Q for additional information about LMI and about the risks and uncertainties related to LMI's business.

Stockholders of LMI and UGC are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about LMI and UGC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media International, Inc.., 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations Telephone: (877) 783-7676, or to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attn: Investor Relations Department Telephone (303) 770-4001. The respective directors and executive officers of LMI and UGC and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding LMI's directors and executive officers is available in its registration statement on Form S-1/A filed with the SEC by LMI on July 19, 2004 and in its current report on Form 8-K filed with the SEC by LMI on November 12, 2004, and information regarding UGC's directors and executive officers is available in its proxy statement filed with the SEC by UGC on October 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Third Quarter Summary UGC Q3 revenue +39%; Q3 OCF +41% Closed Noos transaction More than 8.7 million homes in service with more than 11.1 million RGUs (1.27 services per home) J-COM Q3 revenue +17%; Q3 OCF +33% More than 1.8 million homes in service with more than 3.0 million RGUs (1.64 services per home) ARPUs (on homes in service) in excess of ¥7,000 per month Jupiter TV Q3 revenue +31%; Q3 OCF +15%

UGC Update Completed Debt Refinancings European Bank Deal VTR Telenet Acquisition Acquired LMI's interest in certain loans to CPE (an indirect owner of Telenet) for $121 million Restructured loans for indirect ownership interest in Telenet of 14% Chorus Acquisition Acquired LMI's 100% ownership interest for 6.4 million shares of UGC Class A Common Stock (valued at approximately $55 million) Loan from LMI to Chorus (&128;80 million) to be refinanced Acquisition of Telemach d.o.o. Largest broadband provider in Slovenia Adds new country to UGC's European footprint Acquisition of Zone Vision Networks Ltd. Substantial European content company with operations in more than 125 countries More than 135 million subscribers around the world

J-COM Update Japan Super Media Formed JSM with Sumitomo (initially holds 65% of J-COM) SC expected to contribute remaining ownership interest (JSM would hold 77% of J-COM) LMI to have casting vote in certain events Bank Refinancing Refinanced all shareholder loans Largest syndicated loan in Japan for a non-listed company LMI repatriated $408 million (principal and interest) Leverage ratio of 3.5x Launched VoIP test in Sapporo Approximately 250,000 digital subs at year-end

Other Activities LBTYA Put Program Derivative transactions with exposure of up to $50 million Puerto Rico Refinancing Signed $140 million six-year bank loan agreement Interest: 1.25% to 2.25% over LIBOR Repatriated $64 million to LMI Non-Strategic Asset Disposals Telewest shares News Corp. shares Latin America Repurchased 3 million shares from Comcast

Liberty Global, Inc. Announced January 18, 2005 Merger of LMI with UGC LMI shareholders to receive 1 share for each share of LMI UGC shareholders to receive 0.2155 of a share for each UGC share UGC shareholders can elect cash option at $9.58 per share subject to 20% limit Majority of the minority provision Rationale Simplification Economies of scale Eliminate holding company discount Expected to close in second quarter of 2005